Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
W. R. Berkley Corporation:
We consent to the incorporation by reference in the registration statement (No. 333-221559) on Form S-3, and the registration statements (No. 333-225579, No. 33-88640, and No. 333-127598) on Forms S-8 of W. R. Berkley Corporation of our reports dated February 20, 2020, with respect to the consolidated balance sheets of W. R. Berkley Corporation as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes and financial statement schedules II to VI, and the effectiveness of internal control over financial reporting as of December 31, 2019, which reports appear in the December 31, 2019 annual report on Form 10‑K of W. R. Berkley Corporation. Our report refers to a change in the method of accounting for equity investments measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee) effective January 1, 2018 due to the adoption of ASU 2016-01, Financial Instruments.

/S/ KPMG LLP

New York, New York
February 20, 2020